UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BINGHAM CANYON CORPORATION

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

090343 104

(CUSIP Number)

Cindy Shy, Attorney

Cindy Shy, P.C.

2157 South Lincoln Street

Salt Lake City, Utah 84106

801-323-2395 Ext. 137

_________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Check the following box if a fee is being paid with this statement ☐

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.: 090343 104

(1) NAME OF REPORTING PERSON Gary J. Grieco
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ☐ b. ☑
(3) SEC USE ONLY
(4) SOURCE OF FUNDS OO
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6) CITIZENSHIP United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	(7) SOLE VOTING POWER 3,750,000
(8) SHARED VOTING POWER 0
(9) SOLE DISPOSITIVE POWER 3,750,000
(10) SHARED DISPOSITIVE POWER 0
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,750,000
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.4
(14) TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

Title: Common stock

Issuer: Bingham Canyon Corporation

Address: 10457 W. 84th Terrace, Lenexa, KS 66214

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Gary J. Grieco.

(b)	Mr. Grieco’s business address is 10457 W. 84th Terrace, Lenexa, Kansas 66214

(c)	Mr. Grieco is employed as a Director and President of Paradigm Convergence Technologies Corporation (“Paradigm”).

(d)	During the last five years Mr. Grieco has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Grieco was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Grieco is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On August 31, 2016, the Closing Date of the Securities Exchange Agreement (the “Exchange Agreement”) by and between the Issuer and Paradigm, the former shareholders of Paradigm transferred all of their Paradigm shares of common stock to the Issuer in exchange for the issuance of 16,790,625 shares of the Issuer’s common stock, representing approximately 47% of the Issuer’s total shares outstanding immediately following the Closing Date of the transaction (the “Share Exchange”). Pursuant to the Share Exchange Mr. Grieco became the beneficial owner of 3,750,000 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction

The purpose of the Exchange Agreement was to allow the Issuer to acquire Paradigm as a wholly-owned subsidiary. Paradigm is a technology development and licensing company specializing in environmentally safe solutions for global sustainability. Paradigm holds patent, intellectual property and/or distribution rights to innovative products and technologies. As a result of the Share Exchange, Paradigm’s business operations will be the primary operations of the Issuer and the Issuer has ceased to be a shell company.

Except as set forth herein, Mr. Grieco has no other plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material changes in the present capitalization or dividend policy of the Issuer,

(f)	any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Mr. Grieco reserves the right from time to time to acquire or dispose of shares of the Issuer’s common stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by Mr. Grieco to the extent deemed advisable in light of general investment policies, conditions and other factors, and to the extent permitted by applicable law.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, Mr. Grieco beneficially owns 3,750,000 shares of common stock of the Issuer, or approximately 10.4%, of the outstanding shares of common stock.

(b)	Mr. Grieco has sole voting and dispositive power with respect to all of the 3,750,000 shares of common stock.

(c)	Except as described in Ietms 3 and 4 of this Schedule 13D, Mr. Grieco has not effected any transactions in the common stock of the Issuer within the past 60 days.

(d)	To the best knowledge of Mr. Grieco, no person other than Mr. Grieco has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the 3,750,000 shares of the Issuer common stock reported in item 5(a).

(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Grieco has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits

Exhibit A. Securities Exchange Agreement between Bingham and Paradigm Convergence Technologies Corp., dated August 10, 2016. (Incorporated by reference to exhibit 2.1 to Issuer’s Form 10-Q, filed August 15, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2016	/s/ Gary J. Grieco Gary J. Grieco

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C, 1001)